May 23, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

       Re: SciSparc Ltd.
           Amendment No. 5 to Registration Statement on Form F-4
           Filed May 14, 2025
           File No. 333-282351
Dear Oz Adler:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2025 letter.

Amendment No. 5 to Registration Statement on Form F-4 Filed May 14, 2025 Risk Factors, page 11

1. We note your statement on page 216, that "[a]s of the date of this proxy statement/prospectus, the Joint Company has not been established and all of the
       approvals necessary for the effectiveness of the Automotive Equipment Founders
       Agreement have not been received." Please revise to include risk factor disclosure that addresses the material risks to your business and operations if the Joint Company is not established and/or the approvals for the Automotive Equipment
Founders'
       Agreement are delayed or not received.
 May 23, 2025
Page 2
Unaudited Pro Forma Condensed Combined Statement of Financial Position, page
218

2. We note your response to prior comment 1. Please revise your disclosure in footnote
       4(a) to reflect your calculations of the related pro forma adjustments. General

3. We note your disclosure that "[a]s of the date of this proxy statement/prospectus, there is no certainty regarding the execution of the issuance, its timing, scope, and terms of the Series C Bonds ... ." However, we also note your disclosure that
"[o]n May 8,
       2025, SciSparc entered into the Third Amendment, pursuant to which, in addition to
       the already existing subordination of the Loan Amount to AutoMax   s
Series B Bonds,
       the Loan Amount will also be subordinated to AutoMax   s contemplated
Series C
       Bonds, intended to be issued and traded on the TASE." Please revise throughout to clarify the certainty around the Series C Bonds, including whether they are likely to be issued and traded.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Howard Berkenblit, Esq.